DIVERSIFIED GLOBAL HOLDINGS GROUP, INC.
800 North Magnolia Ave, Suite 105
Orlando, FL 32803

February 4, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Diversified Global Holdings Group, Inc.

SEC Comment Letter dated January 28, 2010
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the Fiscal Periods ended March 31, June 30, and September 30, 2010
Form 8-K filed October 13, 2010
File No. 000-53524

Dear Sir/Madam:

We are submitting herein the responses of Diversified Global Holdings Group, Inc. (the “Company”) to the comments set forth in your comment letter dated January 28, 2011 on the Company’s Form 10-K for the year ended December 31, 2009 (the “2009 10-K/A”) and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, and the Form 8-K/A, filed October 13, 2010, all filed under the Securities Exchange Act of 1934, as amended (“Exchange Act”). The Company has previously responded on January 14, 2011, to your comment letter dated December 2, 2010 on these same reports filed under the Exchange Act.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.         Additional Information Concerning Internal Control Over Financial Reporting. As disclosed in the Company’s filings, The Company maintains operations in the United States, with five U.S. operating subsidiaries: Wood Imagination, Royal Style Design Developments, Inc., Forms Gallery, Inc., Xerxis LLC, and the subsidiary that offers consulting services, Diversified Global Holdings, Inc.  Each entity in the United States maintains their accounting offices at their physical location and has a chief accounting officer.  All books and records are recorded in accordance with U.S.

The Company, during the 2009 audit, used an outside accounting consultant to prepare the books and records of the domestic subsidiaries and prepare the consolidated statements for the group.  The accounting consultant also prepared the financials and footnotes for the Company that were audited by the independent registered accounting firm.  The accounting consultant was a certified public accountant in Florida with updated experience in US GAAP with the necessary CPE requirements in the state of Florida.

In 2010, the Company maintained an accounting office in Florida and the chief accounting officer controlled the books and records of the domestic entities. The chief accounting officer prepared the domestic and foreign consolidations as well as the final consolidation. The chief accounting officer finally prepares the financials and footnotes that are incorporated in Form 10-Q. The chief accounting officer has an extensive background in US GAAP.

The Board of Directors have an extensive background of US GAAP and internal control procedures.  Two of the directors have extensive accounting backgrounds including one of the independent directors.  Each Form 10-Q and Form 10-K is reviewed by the Directors with the Company’s independent auditors prior to the filings.  This review is conducted at the Company’s offices as part of the disclosure procedures maintained by the Company.

2.         Chief Accounting Officers’ Experience.  The chief accounting officers both in the US and foreign operations have extensive knowledge in US GAAP from their schooling and continued professional education.  In addition, the Company’s independent auditors provide training seminars both in the US and its foreign locations updating US GAAP and other technical issues that may be pertinent to the Company’s operations.  These seminars are performed three times a year in the foreign locations and more often, if needed, domestically.

Business, page 1

3.         Additional Information re Consulting Business. In future filings we will furnish the following additional information requested by this comments as to the consulting services offered by the Company’s consulting businesses.

MD&A, page 9

4.         Additional Industry Segment and Financial Statement Line Item Information.   The MD&A in future filings will be revised to provide additional disclosures requested by this comment with regard to discussion of the factors affecting each financial statement line item and detail regarding the specific factors, including in the discussion more detailed disclosures as to the specific reasons for material fluctuations between all periods presented wherever possible.

Liquidity and Capital Resources, page 10

5.        Internal and External Sources of Liquidity. The additional disclosures requested in this comment to be provided in future filings are as follows:

Written descriptions of the verbal related party loan agreements with Alfa Investment Fund will be provided in future filings, consistent with Regulation S-K, Item 601(b)(10)(ii) and Regulation S-K C&DI 146.04.

6.         Capital Requirements. The Company will provide the following additional disclosures requested by this comment in future filings.

The Company’s subsidiaries are self-sustaining financially, and the Company’s current resources are adequate to meet its current commitments. The current and available capital resources are sufficient to fund planned operations for the next 12 months, and current commitments for expenditures will be satisfied out of operating cash flow of our subsidiaries. The Company plans to raise additional capital, however, to expand the infrastructure construction capabilities of recently acquired construction subsidiaries, Technostroy and KNHI. The Company believes that raising external capital for these construction subsidiaries will be difficult in the current environment in Europe, and that the Company risks not being to raise additional external capital for these subsidiaries.

Controls and Procedures, page 39

7.         Principal Executive and Principal Financial Officer Conclusions re Disclosure Controls and Procedures. The Company confirms that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures were effective as of December 31, 2009.

Certain Relationship and Related Transactions, page 44

8.        Contribution of Building to Forms Gallery. The previous owners of the gallery building, Dan and Carol Lynn, in connection with the share exchange agreement, dated November 20, 2009, contributed the gallery building to Forms Gallery in December 2009. In the disclosures in future filings as to related party transactions, as required by Item 404(a) of Regulation S-K, the Company will discuss the note payments to the contributing shareholders.

Form 8-K filed on October 13, 2010

General

9.         Interim Financial Statements.  Accompanying the filing of this correspondence, the Company has filed an Amendment No. 2 to the Form 8-K filed August 6, 2010 (the “Form 8-K”), which amends the financial information provided in the October 13, 2010 Form 8-K/A to include interim financial statements of the acquired companies.  The purchase price allocations shown in the pro forma financial statements in this Amendment No. 2 to the Form 8-K reflect the Company’s best preliminary estimates of fair value of the assets acquired and associated amortization periods, prior to calculation of amounts shown as goodwill. This Amendment No. 2 to the Form 8-K includes all of Item 9.01 only.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DIVERSIFIED GLOBAL HOLDINGS GROUP, INC.

By: /s/ Richard Lloyd
Richard Lloyd
Chief Executive Officer